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                                EXHIBIT 3 TO THE
                                  FORM 40-F of
                         PRECISION DRILLING CORPORATION
                               Dated May 15, 2003

            SECTION 906 CERTIFICATION OF THE SARBANES-OXLEY ACT 2002

                             CHIEF FINANCIAL OFFICER








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                         PRECISION DRILLING CORPORATION


                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



         In connection with the Annual Report of Precision Drilling Corporation (the "Company") on Form 40-F for the fiscal year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dale E. Tremblay, Senior Vice-President & Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

               (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

               (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.





/s/ Dale E. Tremblay
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Dale E. Tremblay
Senior Vice President &
Chief Financial Officer

May 15, 2003






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